

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via U.S. Mail</u>
Daro Blankenship
President and Chief Executive Officer
Vadda Energy Corporation
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067

      Re: Vadda Energy Corporation
               Registration Statement on Form 10
               Filed July 5, 2011
               File No. 0-28171

Dear Mr. Blankenship:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 10</u>

<u>General</u>

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Where a numbered

comment includes more than one point, ensure that you fully respond to each point. Compliance with this comment will minimize the need for us to repeat similar comments.

2.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

3.   Some of these comments will require changes to the Form 10, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports once you become subject to the reporting requirements. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 10 or new Exchange Act report we will find your responsive changes. Disclosure in the Form 10 should be accurate and current as of the date that the registration statement becomes effective by operation of law. As appropriate, please provide updated disclosure with each amendment.

4.   We note your disclosure at page 2 that your long-term growth strategy involves exploiting the Marcellus Shale and at page 8 that you intend to devote substantially all of your business to drilling in the Marcellus Shale. Please revise your disclosure to state whether you currently make use of hydraulic fracturing and whether you intend to use hydraulic fracturing in the Marcellus Shale, by third-party providers or otherwise.

Business, page 1

5.   We note your disclosure at page 1 that you issued 69,000,000 shares of your common stock to the Moarmoff Trust as consideration for its 81% equity interest in Mieka. Please revise your disclosure to clarify the ownership of each of Mieka and Vadda Energy before and after the merger. Please also clarify how your purchase of the Moarmoff Trust's interests in Mieka was effected. In this regard, we note that it is not readily apparent whether the Moarmoff Trust was a party to the merger agreement you filed as an exhibit.

6.   In addition, please revise your disclosure to clarify whether Mieka serves as your operating subsidiary.

7.   It appears from your disclosure at page 2 that you do not operate all of your wells. Please revise your disclosure to identify the third-party operators. File as exhibits any material contracts with these third-party operators and that Mieka has entered into in connection with the managed joint ventures.

8.   Please expand your disclosure under "—Government Regulation" to discuss specifically the material regulations to which you are currently subject. You indicate that the disclosure is "not intended to constitute a complete discussion" in that regard, but you are required to discuss the material effects that compliance may have, pursuant to Item 101(c)(1)(xii) of Regulation S-K.

Properties, page 12

9.   We note you present the present value of your future net revenues net of direct expenses discounted at an annual rate of 10%. This calculation is generally identified as PV-10 and is considered a non-GAAP measure. Please include the disclosures outlined in Item 10(e) of Regulation S-K that should accompany all non-GAAP measures.

Security Ownership of Certain Beneficial Owners and Management, page 15

10.   If you do not provide identical amounts in the tabular entries for both Daro and Anita Blankenship, as husband and wife, further explain why you believe the current presentation is appropriate, in light of SEC Release 33-4819. That release states in part that "absent countervailing facts, it is expected that securities held by relatives who share the same home as the reporting person will be reported as being beneficially owned by such person." In the alternative, revise the tabular entries so that they match, and revise the footnotes to explain why you include both as beneficial owners of the same shares. See footnote 5 to Item 403 of Regulation S-K.

Financial Information, page 5

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

11.   Revise to explain further how you earned revenue and generated cash during the referenced periods.

12.   Include a contextual discussion of your likely reliance on the various sources of liquidity you identify, and address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations, and liquidity and capital resources. With regard to capital resources, discuss any changes between equity, debt, and any off-balance sheet financing arrangements. See *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm* and Item 303 of Regulation S-K.

Directors and Executive Officers, page 16

13.   Please ensure that you provide start and end dates for each position held during the past
        five years. For example, revise to clarify when Anita Blankenship started as your
        Chairwoman, Executive Vice President, and Assistant Secretary.

14.   Please revise to disclose in this section how the three Blankenships are related. We note
        the disclosure in footnote 2 at page 16 in that regard. See Item 401(d) of Regulation S-K.

15.   Please expand your disclosure at page 18 under "—Involvement in Certain Legal
        Proceedings" to describe briefly the nature of the allegations which resulted in the
        various cease and desist orders. Please also identify the section(s) of the Indiana
        Securities Act to which the cease and desist order relates, and confirm to us that the "two
        individuals" referenced do not currently serve you or your affiliates in the capacity of
        officer or director.

Executive Compensation, page 18

Narrative Disclosure to Summary Compensation Table, page 19

16.   Insofar as you refer to at least three agreements which have not been reduced to writing,
        please provide the written description of each contract in question "similar to that
        required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)."   Refer to
        Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated
        March 1, 2010). The Compliance and Disclosure Interpretations for Regulation S-K may
        be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

17.   Please revise to clarify, if true, that all forms of compensation were in cash. Please also
        state whether there are any arrangements to pay compensation in a form other than cash.

Legal Proceedings, page 20

18.   Please revise to include the information required by Item 103 of Regulation S-K relating
        to the Colorado cease and desist order referenced at page 18. For example, disclose the
        date and status of the pending appeal, and provide a description of the factual basis for
        the order and for the appeal. In addition, please confirm that you have provided all
        information Item 103 of Regulation S-K requires.

Recent Sales of Unregistered Securities, page 21

19.   Advise us how you verified the accredited investor status for each of the investors. We
        note that you indicate at page 22 that all purchasers were accredited investors.

Financial Statements

Vadda Energy Corporation and Subsidiaries

20.   Please clarify the ownership of Vadda, Mieka and the Joint Ventures, respectively, before and after the merger transactions of December 30, 2009 and December 1, 2009. As part of your response, identify the party(ies) that controlled each entity before and after the transactions. Explain your basis for concluding that that identified party(ies) controlled the relevant entity.

Note 2 – Summary of Significant Accounting Policies, page F-6

Prepaid acreage cost, page F-7

21.   We note in conjunction with the acquisition of the joint ventures you acquired a claim valued at $1,832,500 which you identify as "Prepaid acreage cost" and classify as a long-term asset on your balance sheet. Please explain to us, in reasonable detail, the nature of this item and your basis for capitalizing it. Additionally, describe the circumstances under which it will be subsequently charged to expense.

Turnkey Drilling Revenue Recognition, page F-7

22.   We note you do not recognize drilling revenue until the wells are completed as producing wells or determined as nonproductive. Further, we note you retain a carried working interest in each joint venture well drilled. Please expand your disclosure to indicate how you account for the costs associated with your drilling activities. Within your disclosure please differentiate between how you account for the drilling costs applicable to your retained interest in the wells versus the other joint venture holders' interest.

Goodwill, page F-9

23.   We note you recognized goodwill in conjunction with your acquisition of the joint ventures on December 1, 2009. Please include within your disclosure a qualitative description of the factors that make up the goodwill recognized as well as quantify the amount of goodwill that is expected to be deductible for tax purposes. Refer to FASB ASC 805-30-50-1 for detail of these required disclosures.

Note 3 – Acquisition of Joint Venture Assets, page F-9

24.   We note you have applied the acquisition method to account for the acquisition of the joint ventures on December 1, 2009. Please confirm you acquired the joint ventures from entities not considered to be under common control with the exception of the joint venture assets held by Mieka Corporation.

25.   Please tell us why you have presented within the notes to your financial statements the historical combined financial statements of the joint ventures.

Note 10 – Variable Interests Entities (VIE), page F-15

26.   Please describe the common ownership that exists among you, Mieka Corporation and Mieka LLC.

27.   Further, we note you identified Mieka LLC as a variable interest entity (VIE) and have determined that you were the primary beneficiary for 2010 and 2009 resulting in the VIE being included in your consolidated financial statements. Please provide the analysis you prepared to reach these conclusions. That is, Mieka LLC is a VIE that should be consolidated under the guidance of FASB ASC 810-10-25-20 through 47.

28.   Please confirm that you have filed as exhibits all agreements relevant to your relationship with Mieka LLC. We would expect your analysis to refer to specific provisions within these agreements as support for the consolidation of Mieka LLC.

Note 11-Supplemental Information on Oil and Gas Producing Activities, page F-17

29.   We note you present your standardized measure of future net cash flows as of December 31, 2009 and 2010. Please also present the changes in your standardized measure of future net cash flows for the years ended December 31, 2009 and 2010 as required by FASB ASC 932-235-50-34 through 35.

30.   Please confirm that you did not incur any acquisition, exploration or development costs during the fiscal year ended December 31, 2010. Please note the guidance in FASB ASC 932-235-50-18 requires you disclose these types of costs irrespective of whether they were capitalized or expensed.

Joint Ventures

Note 6 – Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-33

31.   Please quantify the joint ventures' interests in proved developed oil and gas reserves and proved undeveloped oil and gas reserves as required by FASB ASC 932-235-50-4.

Exhibit 99.1

32.   We note that your reserves have been estimated by Valuescope. However, this report does not appear to comply with Item 1202(a)(8) of Regulation S-K in its entirety. We expect that you will need to discuss the following points with your third party

engineering firm, and obtain and file new reports that comply with the aforementioned guidance. Please address the following items:

- Identify the geographic area in which the covered reserves are located as required by Item 1202(a)(8)(iii) of Regulation S-K.

- Include a statement to indicate the assumptions, data, methods and procedures used were appropriate for the purpose of the report as required by Item 1202(a)(8)(iv) of Regulation S-K.

- Include a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report as required by Item 1202(a)(8)(viii) of Regulation S-K.

Engineering Comments

General

33.   Please provide us with a copy of your reserve report. Please include the cash flow presentation of all of your wells.

Qualifications of Technical Persons, page 13

34.   Please remove the reference to the SPE standards here and on pages F-18 and F-34 and provide the actual qualifications of the technical person who determined your reserve estimate. Item 1202(a)(7) of Regulation S-K states to disclose the actual qualifications of the technical person who performed the reserve estimate not to refer to an outside document that only provides the minimum qualifications of a reserves estimator.

35.   Please provide the qualification of the person for Vadda Energy who oversaw the reserve estimation process. Please see Item 1202(a)(7) of Regulation S-K.

Oil and Gas Production, Production Prices and Production Costs, page 14

36.   You state that your lifting costs per equivalent unit were $1.89 in 2010 but you do not indicate what the equivalent unit was. Please revise your disclosure to state if your lifting costs are in equivalent barrels or equivalent Mcf of natural gas.

Exhibit 99.1

37.   Please revise your evaluation and submit a corrected reserve summary report as it is not appropriate to utilize hedged prices in the determination of proved reserves as stated in footnote three on page four of the report.

38.   In the corrected report please include a discussion of the possible effects of government regulation on the ability of the registrant to recover the estimated reserves. Please see Item 1202(a)(8)(vi) of Regulation S-K.

39.   In the corrected report please included the date on which the report was completed. Please see Item 1202(a)(8)(ii) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or W. Bradshaw Skinner, Senior Assistant Chief Account, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director